Exhibit 3.1

AMENDMENT TO

THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES

OF ASSOCIATION

OF

TRANSLATIONAL DEVELOPMENT ACQUISITION CORP.

June 17, 2026

RESOLVED, as a special resolution, that:

(i)	Article 49.7 of the Amended and Restated Memorandum and Articles of Association of the Company as adopted by special resolution passed on December 20, 2024 (the “Existing Memorandum and Articles”) be deleted in its entirety and replaced as follows:

49.7	The Company has until 24 June 2026 (the “Deadline Date”) to consummate a Business Combination, provided however that if the board of directors of the Company anticipates that the Company may not be able to consummate a Business Combination by 24 June 2026, the Company may, by resolution of Directors, at the request of the Sponsor, extend the period of time to consummate a Business Combination up to twelve (12) times, each by an additional one (1) month, for a total of up to twelve (12) months from the Deadline Date to complete a Business Combination), subject to the Sponsor depositing additional funds into the Trust Account upon five (5) days’ advance notice prior to the applicable deadline as set out in the Trust Agreement and referred to in the Company’s Registration Statement on Form 8-A as filed with the Securities and Exchange Commission. In the event that the Company does not consummate a Business Combination by the Deadline Date (or twelve (12) months after the Deadline Date (subject in the latter case to valid extensions having been made in each case) or such later time as the Members of the Company may approve in accordance with these Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)	as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

subject in each case, to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of Applicable Law. If the Company shall wind up for any other reason prior to the consummation of a Business Combination, the Company shall, as promptly as reasonably possible but not more than ten business days thereafter, follow the foregoing procedures set out in this Article with respect to the liquidation of the Trust Account, subject to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of Applicable Law.

(ii)	Article 49.8 of the Existing Memorandum and Articles be deleted in its entirety and replaced as follows:

49.8	In the event that any amendment is made to these Articles:

(a)	that would modify the substance or timing of the Company’s obligation to provide holders of Public Shares the right to:

(i)	have their shares redeemed or repurchased in connection with a Business Combination pursuant to Articles 49.2(b) or 49.5; or

A-1

(ii)	redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination by the Deadline Date (or twelve (12) months after the Deadline Date pursuant to Article 49.7 (subject in the latter case to valid extensions having been made in each case); or

(b)	with respect to any other provision relating to the rights of holders of Public Shares,

each holder of Public Shares who is not a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment (an Amendment Redemption) at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account not previously released to the Company to pay income taxes, if any, divided by the number of Public Shares then in issue.

(iii)	Article 49.10 of the Existing Memorandum and Articles be deleted in its entirety and replaced as follows:

49.10	After the issue of Public Shares (including pursuant to the Over-Allotment Option), and prior to the consummation of a Business Combination, the directors shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)	receive funds from the Trust Account; or

(b)	vote as a class with the Public Shares:

(i)	on a Business Combination or on any other proposal presented to Members prior to or in connection with the completion of a Business Combination; or

(ii)	to approve an amendment to these Articles to:

(A)	extend the time the Company has to consummate a Business Combination beyond the Deadline Date or twelve (12) months after the Deadline Date pursuant to Article 49.7 (subject in the latter case to valid extensions having been made in each case); or

(B)	amend the foregoing provisions of these Articles,

unless (in connection with any such amendment), each holder of Public Shares who is not a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares in accordance with these Articles.